                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           PrimeEnergy Corporation
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                               (Name of Issuer)


                         Common Stock, $.10 par value
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                        (Title of Class of Securities)


                                  74158E104
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                                (CUSIP Number)

                               James F. Gilbert

              4015 Holland #101, Dallas, TX 75219 (214) 526-2030
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                (Name, Address and Telephone Number of Person
             Authorization to Receive Notices and Communications)

                               December  1, 1997
              --------------------------------------------------
                 (Date of Event which Requires Notices Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

Page 1 of 5 Pages

                                 SCHEDULE 13D

CUSIP NO. 74158E104                                        PAGE 2  OF 5 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jan K. Smeets
      ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

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 3    SEC USE ONLY



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 4    SOURCE OF FUNDS*

        PF

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

          The Netherlands

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                               7     SOLE VOTING POWER

          NUMBER OF                  301,232  see Item 5.

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  301,232  see Item 5.

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          301,232  see Item 5.

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.5

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14    TYPE OF REPORTING PERSON*

          IN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.


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                                                            Page 3  of  5  pages



Item 1. Security and Issuer.

     This Amendment No. 2 to Schedule 13D relates to the Common Stock, $.10 par value, (the "Common Stock") of PrimeEnergy Corporation, a Delaware corporation ("PrimeEnergy"). The principal executive office of PrimeEnergy is located at One Landmark Square, Stamford, Connecticut 06901.

Item 2. Identity and Background.

    This Amendment No. 2 to Schedule 13D is being filed by Mr. Jan K. Smeets. Mr. Smeets is a citizen of the Netherlands and is a resident of the United States whose business address is One Landmark Square, 11th Floor, Stamford, Connecticut 06901. Mr. Smeets is a private investor and is at present a Director of PrimeEnergy, the issuer of the securities to which this Schedule relates and has held such office since February, 1988.

     Mr. Smeets has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     293,732 shares of the Common Stock reported hereunder are held of record and beneficially by Jan K. Smeets and were distributed to Mr. Smeets in August, 1997, in a partial liquidation of Batavia Holdings, Inc., ("Batavia"), a private corporation of which Mr. Smeets is the sole stockholder, director and president. Batavia acquired such shares as an allocation of its beneficial interest of a joint venture terminated in 1990. 7,500 shares of the Common Stock reported hereunder are held of record by Mr. Smeets as Trustee under the Uniform Gifts to Minors Act for the benefit of his three minor children, and were acquired by Mr. Smeets in May, 1995.

     No borrowed funds were used by Mr. Smeets or Batavia in connection with the acquisition of the shares of the Common Stock.
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                                                              Page 4 of 5  pages




Item 4. Purpose of Transaction.

     The shares of the Common Stock held by Mr. Smeets were acquired as an investment. As noted, Mr. Smeets is a Director of PrimeEnergy. Although he may develop other plans or proposals in the future, at present, Mr. Smeets has no plans or proposals at present which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Jan K. Smeets is the record and beneficial owner of 293,732 shares of the Common Stock. He is the record owner of 7,500 shares of the Common Stock as Trustee for his three minor children under the Uniform Gifts to Minors Act. Mr. Smeets may be deemed to exercise sole voting, investment and dispositive powers with respect to the aggregate of 301,232 shares of the Common Stock. An Amendment No. 1 to Schedule 13D was previously filed by Mr. Smeets in July, 1996, at which time the beneficial ownership of Mr. Smeets was 5.5% of the then outstanding shares of the Common Stock. The beneficial ownership of Mr. Smeets of the Common Stock has increased to 6.5% by reason of the repurchase of shares of the Common Stock by PrimeEnergy as treasury shares at various times during the period ending December 1, 1997, decreasing the number of outstanding shares of the Common Stock at that date to 4,619,309. There have been no transactions in the Common Stock by Mr. Smeets in the past sixty days.





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                                                              Page 5 of 5  pages




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the issuer.

     There are no contracts, arrangements or understandings of any kind, legal or otherwise, between Mr. Smeets and any person with respect to any securities of the issuer. As noted, Mr. Smeets is a Director of PrimeEnergy.

Item 7. Material Required to be  Filed  as  Exhibits.
                There are no exhibits filed with this Schedule.
                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1997


                                        /s/ Jan K. Smeets
                                        -----------------------------------
                                        Jan K. Smeets